Exhibit 99.1

Press Release

For immediate release

Liminal BioSciences Announces Closing of Sale of Remaining Plasma-Derived Therapeutics Business

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – October 15, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), announced today that it has closed on the sale of the remainder of the Company’s plasma-derived therapeutics business (the “Second Closing”) under the terms of the previously-announced Share Purchase Agreement entered into by the Company and Kedrion S.p.A. (“Kedrion”).

This sale included the Ryplazim® (plasminogen, human-tvmh) (“Ryplazim®”) business operated through Liminal BioSciences’ subsidiary, Prometic Biotherapeutics Inc. (“PBT”), holder of the biological license application (“BLA”) for Ryplazim®. The consideration received by Liminal BioSciences upon the Second Closing was USD 5.5 million, subject to adjustments. Under the terms of the Share Purchase Agreement, PBT paid Prometic Bioproduction Inc. (“PBP”), an affiliate of Kedrion, USD 5 million in consideration for services to be received from PBP. Liminal BioSciences has generated total consideration from the divestment of its plasma-derived therapeutics business, including the sale of its priority review voucher, PBT, PBP and its plasma collection centres, net of payments that were made to third parties, including PBP, of approximately USD 100.2 million.

About Liminal BioSciences Inc.

Liminal BioSciences is a biopharmaceutical company focused on the discovery and development of novel, small molecule drug candidates for the treatment of patients suffering from respiratory fibrotic diseases and other fibrotic or inflammatory diseases that have a high unmet medical need. The Company’s lead small molecule product candidate, fezagepras (PBI-4050), is in a Phase 1 clinical trial in the United Kingdom to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials.

Press Release for immediate release

The Company expects that a full analysis of the complete PK data set from the phase 1 multi-ascending dose clinical trial will help determine the choice of other potential indications for further development of fezagepras. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the pre-clinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the potential of our product candidates and development of R&D programs and the timing of initiation or nature of pre-clinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions.

Press Release for immediate release

You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

3

Press Release for immediate release